UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2015

Commission File Number: 001-35129

Arcos Dorados Holdings Inc.

(Exact name of registrant as specified in its charter)

Roque Saenz Peña 432

B1636FFB Olivos, Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

ARCOS DORADOS HOLDINGS INC.

TABLE OF CONTENTS

ITEM

1.	Press Release dated November 4, 2015 entitled “Arcos Dorados Reports Third Quarter 2015 Financial Results”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arcos Dorados Holdings Inc.

By:	/s/ Juan David Bastidas
	Name:	Juan David Bastidas
	Title:	Chief Legal Counsel

Date: November 4, 2015

Item 1

FOR IMMEDIATE RELEASE

ARCOS DORADOS REPORTS THIRD QUARTER 2015 FINANCIAL RESULTS

Achieved high single-digit comparable sales growth.

Buenos Aires, Argentina, November 4, 2015 – Arcos Dorados Holdings, Inc. (NYSE: ARCO) (“Arcos Dorados” or the “Company”), Latin America’s largest restaurant chain and the world’s largest McDonald’s franchisee, today reported unaudited results for the quarter ended September 30, 2015.

Third Quarter 2015 Key Results

•	As reported consolidated revenues were $753.7 million, a 16.6% decline versus the third quarter of 2014. On an organic basis[1] and excluding Venezuela, consolidated revenues grew 10.0%.

•	Systemwide comparable sales increased by 9.4% year-over-year.

•	As reported Adjusted EBITDA was $50.9 million, or 22.9% lower year-over-year. Organic Adjusted EBITDA excluding Venezuela, decreased by 1.8% versus the prior year quarter.

•	Consolidated Adjusted EBITDA margin declined by 50 basis points as gains in three divisions were offset by a decline in the Brazil division’s Adjusted EBITDA margin.

•	As reported General and Administrative expenses (G&A) declined by $1.5 million, or 2.3%, year-over-year.

•	As reported net loss was $35.9 million, compared to net income of $240 thousand in the year-ago period, mainly due to higher foreign exchange losses and income tax expenses.

“Our long-term strategy to improve our operating efficiency, reduce our cost structure, monetize the value of some of our real estate assets and reduce our total debt levels is advancing as planned. We have now completed the roll out of our new scheduling and forecasting system in Brazil. In addition, we recently implemented a significant G&A restructuring plan across the entire organization, which generates, well ahead of schedule, the 10% reduction of our G&A expenses that we committed to in our three-year plan. We have also signed our first agreement to sell one of

____________________

1 For a definition of organic results please refer to page 14 of this document.

our real estate properties in Mexico and have reached agreements to re-franchise more than 20 Company-operated restaurants in Brazil.”

“We are reporting low double-digit organic revenue growth and a high single-digit expansion in comparable sales in the third quarter. Three of our four divisions delivered strong operating results during the quarter despite important currency headwinds. The Brazil division was impacted by a further deterioration in that country’s consumer environment, which dampened third quarter EBITDA results and more than offset EBITDA gains in our other divisions.”

“The long term market fundamentals in Latin America are still very much in place. Although we expect to face cyclical challenges, we are pursuing strategies designed to ensure that Arcos Dorados will be well positioned to capture the opportunity when the region’s economies begin to turn around”, said Sergio Alonso, Chief Executive Officer of Arcos Dorados.

Third Quarter 2015 Results

Consolidated

Figure 1. AD Holdings Inc Consolidated: Key Financial Results (In millions of U.S. dollars, except as noted)
	3Q14 (a)	Special Items (b)	Currency Translation(c)	Organic Growth (d)	3Q15 (a+b+c+d)	% As Reported	% Organic
Total Restaurants (Units)	2,086				2,122	1.7%

Sales by Company-operated Restaurants	868.8		(240.7)	96.2	724.3	-16.6%	11.1%
Revenues from franchised restaurants	35.2		(12.8)	6.9	29.4	-16.7%	19.5%
Total Revenues	904.0		(253.5)	103.1	753.7	-16.6%	11.4%
Systemwide Comparable Sales						9.4%
Adjusted EBITDA	66.1	4.7	(24.0)	4.2	50.9	-22.9%	6.0%
Adjusted EBITDA Margin	7.3%				6.8%
Net income (loss) attributable to AD	0.2	2.7	(7.2)	(31.6)	(35.9)
No. of shares outstanding (thousands)	210,215				210,538
EPS (US$/Share)	0.00				(0.17)

(3Q15 = 3Q14 + Special items + Currency translation + Organic growth). Please refer to “Definitions” section for further detail.

The 16.6% decline in Arcos Dorados’ third quarter as reported revenues resulted mainly from the 55.7% year-over-year average depreciation of the Brazilian real. The use of a weaker official exchange rate to remeasure the results of the Company’s Venezuelan operation and currency depreciation in other key markets also impacted revenues. On an organic basis, revenue growth of 11.4% was driven by a 9.4% expansion in systemwide comparable sales due to average check growth. The increase in average check was partially offset by a low single-digit decline in traffic. The net addition of 36 restaurants during the last 12-month period contributed $20.5 million to organic revenue growth.

Special items impacting Adjusted EBITDA consisted of:

Special Items (In thousands of U.S. dollars)
	3Q	3Q	Variation
	2015	2014
Royalty waiver from Venezuela	-	-1,743	1,743
CADs net (loss) gain (i)	-	-2,950	2,950
TOTAL	-	-4,693	4,693

As reported Adjusted EBITDA ($ million)

Breakdown of main variations contributing to 3Q15 Adjusted EBITDA

 Third quarter as reported Adjusted EBITDA decreased 22.9%, primarily due to currency translation impacts in Brazil and Venezuela.

The Adjusted EBITDA margin contracted by more than 50 basis points to 6.8%. The result reflects higher Food and Paper (F&P) costs and G&A expenses, which were partially offset by lower Payroll costs and Occupancy and Other Operating Expenses as a percentage of sales. The increase in F&P costs in the quarter mainly arose from an unfavorable shift in mix in three of the Company’s four divisions versus the prior year quarter.

As reported, consolidated G&A decreased by 2.3%, or $1.5 million in the quarter. On a constant currency basis, G&A increased by 23.5% year-over-year, or $15.0 million in absolute terms. Excluding the impact of variable compensation adjustments in the year-ago period, G&A expenses would have increased 15.0% year-over-year, in constant currency terms.

Consolidated – excluding Venezuela

Figure 2. AD Holdings Inc Consolidated - Excluding Venezuela: Key Financial Results (In millions of U.S. dollars, except as noted)
	3Q14 (a)	Special Items (b)	Currency Translation(c)	Organic Growth (d)	3Q15 (a+b+c+d)	% As Reported	% Organic
Total Restaurants (Units)	1,950				1,988	1.9%

Sales by Company-operated Restaurants	850.4		(217.5)	83.7	716.6	-15.7%	9.8%
Revenues from franchised restaurants	34.1		(10.3)	4.8	28.6	-16.3%	14.0%
Total Revenues	884.6		(227.9)	88.4	745.1	-15.8%	10.0%
Systemwide Comparable Sales						7.3%
Adjusted EBITDA	66.9	3.0	(17.5)	(1.3)	51.2	-23.6%	-1.8%
Adjusted EBITDA Margin	7.6%				6.9%
Net income (loss) attributable to AD	3.1	1.0	0.8	(37.4)	(32.5)
No. of shares outstanding (thousands)	210,215				210,538
EPS (US$/Share)	0.01				-0.15

Excluding the Company’s Venezuelan operation, as reported revenues declined by 15.8% year-over-year, mainly due to the depreciation of the Brazilian real. Organic revenues increased 10.0% in the third quarter. Systemwide comparable sales increased 7.3% driven by average check growth, partially offset by a modest decline in traffic.

As reported Adjusted EBITDA contracted 23.6% and 1.8% in organic terms. The Adjusted EBITDA margin declined 70 basis points to 6.9%, as higher F&P and G&A expenses as a percentage of revenues more than offset lower Payroll costs and Occupancy and Other Operating Expenses.

Non-operating Results

Non-operating results for the third quarter reflected a $27.9 million foreign currency exchange loss, versus a loss of $7.2 million last year, mainly due to the depreciation of the Brazilian real (BRL) from the previous quarter end. The BRL depreciation generated a loss related to intercompany balances, partially offset by a gain on BRL-denominated long-term debt. Net interest expense was $4.5 million lower year-over-year, totaling $14.5 million in the quarter.

The Company reported an income tax expense of $14.1 million for the quarter, compared to $7.7 million in the prior year period.

Third quarter net loss attributable to the Company totaled $35.9 million, compared to net income of $240 thousand in the same period of 2014. The decline is mainly explained by lower operating results, coupled with higher foreign exchange losses and income tax expenses, which were partially offset by lower net interest expenses.

The Company reported a basic net loss per share of $0.17 in the third quarter of 2015, compared to earnings per share of $0.001 in the previous corresponding period. Total weighted average shares for the third quarter of 2015 were 210,537,949 as compared to 210,215,076 in the third quarter of 2014, reflecting the issuance of shares as a result of the partial vesting of restricted share units.

Analysis by Division:

Brazil Division

Figure 3. Brazil Division: Key Financial Results (In millions of U.S. dollars, except as noted)
	3Q14 (a)	Special Items (b)	Currency Translation (c)	Organic Growth (d)	3Q15 (a+b+c+d)	% As Reported	% Organic
Total Restaurants (Units)	833				869	4.3%

Total Revenues	460.9		(168.7)	19.6	311.8	-32.3%	4.3%
Systemwide Comparable Sales						1.2%
Adjusted EBITDA	55.5	0.0	(15.6)	(9.9)	30.1	-45.7%	-17.7%
Adjusted EBITDA Margin	12.1%				9.7%

Brazil’s as reported revenues decreased by 32.3%, as a 55.7% year-over-year average depreciation of the Brazilian real more than offset a low-single digit increase in comparable sales and the contribution of new restaurant openings. Excluding the depreciation of the Brazilian real, organic revenues increased 4.3% year-over-year. Systemwide comparable sales increased by 1.2%, driven by average check growth, which was partially offset by negative traffic.

Traffic levels were impacted by the further deterioration of the macroeconomic and consumer environments in Brazil, as reflected by the all-time low consumer confidence index recorded in September. The Company was able to partially offset this effect by continuing to use marketing and promotional activities to support restaurant traffic levels. The marketing activities in the quarter included the successful Grand Big Mac and Minions campaigns, which started in the previous quarter and ended in mid-August. Third quarter marketing initiatives also included the Triple Cheeseburger in the affordability platform and the launch of the McFlurry Lajotinha in the Dessert category.

The net addition of 36 restaurants during the last 12-month period, of which over 70% were free-standing units that deliver a full experience to the Company’s customers, contributed $15.7 million to revenues on a constant currency basis during the quarter.

As reported Adjusted EBITDA contracted 45.7% and declined by 17.7% in organic terms. The Adjusted EBITDA margin contracted by 240 basis points to 9.7%, with increases in all cost line items as a percentage of sales versus the previous year quarter. The increase in F&P costs mainly resulted from a shift in product mix . Customers traded down and the Company’s marketing activities focused on providing more value to its customers during the quarter. Additionally, the increases in Payroll and G&A expenses were mostly explained by downward adjustments to variable compensation carried out in the prior year quarter.

NOLAD

Figure 4. NOLAD Division: Key Financial Results (In millions of U.S. dollars, except as noted)
	3Q14 (a)	Special Items (b)	Currency Translation (c)	Organic Growth (d)	3Q15 (a+b+c+d)	% As Reported	% Organic
Total Restaurants (Units)	511				514	0.6%

Total Revenues	97.5		(11.2)	7.1	93.5	-4.1%	7.3%
Systemwide Comparable Sales						4.7%
Adjusted EBITDA	6.6	0.0	(0.3)	3.4	9.6	46.5%	51.6%
Adjusted EBITDA Margin	6.7%				10.3%

NOLAD’s as reported revenues decreased by 4.1% year-over-year, mainly due to the 25.3% year-over-year average depreciation of the Mexican peso. On an organic basis, however, revenues increased 7.3% year-over-year. Systemwide comparable sales increased 4.7%, driven by average check growth and flat traffic.

Marketing initiatives included the extension of the Angus platform in Mexico and promotions such as “Locos por el queso” in Costa Rica and Panama, among others. The family business performed strongly in the quarter, backed by the Minions, Transformers and My Little Pony properties.

The net addition of 3 restaurants during the last 12-month period contributed $2.5 million to revenues in constant currency.

As reported Adjusted EBITDA increased by 46.5%, or 51.6% on an organic basis. The NOLAD division continues to achieve a high level of operational performance, while maintaining superior customer service levels, as reflected in the Adjusted EBITDA margin improvement during the last two years. The more than 350 basis point year-over-year increase in the third quarter Adjusted EBITDA margin to 10.3% was explained by efficiencies in Payroll costs, Occupancy & Other Operating Expenses, and lower G&A as a percentage of revenues. These factors more than offset higher F&P costs as a percentage of sales.

SLAD

Figure 5. SLAD Division: Key Financial Results (In millions of U.S. dollars, except as noted)
	3Q14 (a)	Special Items (b)	Currency Translation (c)	Organic Growth (d)	3Q15 (a+b+c+d)	% As Reported	% Organic
Total Restaurants (Units)	380				383	0.8%

Total Revenues	225.0		(31.6)	58.8	252.3	12.1%	26.2%
Systemwide Comparable Sales						26.3%
Adjusted EBITDA	23.2	0.0	(4.1)	13.1	32.2	38.9%	56.5%
Adjusted EBITDA Margin	10.3%				12.8%

SLAD’s as reported revenues increased by 12.1%, or 26.2% in organic terms, compared with the year-ago period’s results. Currency translation was mainly impacted by the 11.4% average decline of the Argentine peso as well as by depreciations in the rest of SLAD’s currencies versus the same period last year. Systemwide comparable sales increased 26.3%, driven by average check growth.

The Company’s marketing initiatives in the third quarter included the Minions campaign and the inclusion of the Triple Bacon in the affordability platform in Argentina. Marketing activities in the quarter also included the Monopoly campaign and the launch of new products such as the McFlurry Toddy in the Dessert category.

The net addition of 3 restaurants during the last 12-month period contributed $2.2 million to revenues in constant currency in the quarter.

As reported Adjusted EBITDA increased 38.9% and rose 56.5% in organic terms. The Adjusted EBITDA margin expanded over 240 basis points to 12.8%, driven by improvements in all cost line items as a percentage of sales.

Caribbean Division

Figure 6. Caribbean Division: Key Financial Results (In millions of U.S. dollars, except as noted)
	3Q14 (a)	Special Items (b)	Currency Translation (c)	Organic Growth (d)	3Q15 (a+b+c+d)	% As Reported	% Organic
Total Restaurants (Units)	362				356	-1.7%

Total Revenues	120.6		(42.0)	17.5	96.2	-20.3%	14.5%
Systemwide Comparable Sales						19.9%
Adjusted EBITDA	2.4	1.7	(7.3)	6.5	3.4	41.5%	156.9%
Adjusted EBITDA Margin	2.0%				3.5%

The Caribbean division’s as reported revenues declined by 20.3%, due largely to the remeasurement of the results of the Venezuelan operation at a weaker year-over-year average exchange rate. Excluding the currency impact, organic revenues rose 14.5% year-over-year. Systemwide comparable sales increased by 19.9%, as inflation-driven growth in average check more than offset a decrease in traffic. The Caribbean division continues to be affected by the challenging macroeconomic and political environments in Venezuela and Puerto Rico.

Key marketing initiatives during the quarter included the extension of the Angus platform and new desserts in key countries. Additionally, the Company ran a Coke promotion in Puerto Rico and included the Big Mac in the affordability platform in Colombia as a limited time offer.

As mentioned in previous results announcements, the Company is focused on long term, profitable growth, as well as offering well-located and inviting restaurants to its guests. In keeping with this strategy, the Company closed 8 underperforming restaurants, against 2 openings, in the Caribbean Division over the last 12-month period.

As reported Adjusted EBITDA increased by 41.5% to $3.4 million, compared with $2.4 million in the third quarter of 2014. The Adjusted EBITDA margin expanded by more than 150 basis points to 3.5%, as lower Payroll and Occupancy and Other Operating expenses more than offset higher F&P costs and G&A expenses as a percentage of revenues. Special items impacting Adjusted EBITDA included a $1.7 million negative adjustment to the royalty waiver received for the Venezuelan operation from McDonald’s Corporation in the third quarter of last year.

Caribbean Division – excluding Venezuela

Figure 7. Caribbean Division - Excluding Venezuela: Key Financial Results (In millions of U.S. dollars, except as noted)
	3Q14 (a)	Special Items (b)	Currency Translation (c)	Organic Growth (d)	3Q15 (a+b+c+d)	% As Reported	% Organic
Total Restaurants (Units)	226				222	-1.8%

Total Revenues	101.2		(16.4)	2.8	87.6	-13.5%	2.8%
Systemwide Comparable Sales						1.8%
Adjusted EBITDA	3.3	0.0	(0.7)	1.0	3.6	11.1%	31.9%
Adjusted EBITDA Margin	3.2%				4.2%

As reported revenues in the Caribbean division excluding Venezuela decreased by 13.5% versus the prior-year period, mainly due to the depreciation of the Colombian peso and, to a lesser extent, the Euro. Excluding currency movements, organic revenues increased 2.8% year-over-year, supported by Colombia’s strong performance. Comparable sales increased by 1.8%, driven by gains in traffic, despite the ongoing tough macroeconomic environment in Puerto Rico.

As reported Adjusted EBITDA improved 11.1%, or 31.9% on an organic basis. Adjusted EBITDA margin increased by more than 90 basis points to 4.2% as lower Payroll costs and Occupancy and Other Operating Expenses more than offset higher F&P costs as a percentage of sales.

New Unit Development

Figure 8. Total Restaurants (eop)*
	September 2015	June 2015	March 2015	December 2014	September 2014
Brazil	869	871	867	866	833
NOLAD	514	511	512	513	511
SLAD	383	383	382	383	380
Caribbean	356	355	358	359	362
TOTAL	2,122	2,120	2,119	2,121	2,086
LTM Net Openings	36	45	50	59	93
* Considers Company-operated and franchised restaurants at period-end

The Company opened 65 new restaurants during the twelve month period ended September 30, 2015, resulting in a total of 2,122 restaurants. Also during the period, the Company added 196 Dessert Centers and 4 McCafés, bringing the totals to 2,574 and 328, respectively.

Balance Sheet & Cash Flow Highlights

Cash and cash equivalents were $90.5 million at September 30, 2015. The Company’s total financial debt (including derivative instruments) was $676.6 million. Net debt was $586.1 million and the Net Debt/Adjusted EBITDA ratio was 2.6x at September 30, 2015.

Net cash provided by operating activities was $40.2 million in the third quarter of 2015, while cash used in financing activities amounted to $5.5 million. During the quarter, capital expenditures totaled $26.4 million.

First Nine Months of 2015

For the nine months ended September 30, 2015, the Company’s revenues declined by 16.4% to $2,287.8 million. On an organic basis, however, revenues grew by 10.6%. Adjusted EBITDA was $133.9 million, a 15.5% decrease compared to the first nine months of 2014, as 36.7% organic growth was more than offset by currency translation impacts derived from the depreciation of key local currencies. The increase in organic Adjusted EBITDA arose from the favorable comparison to the higher one-time charges that the Company registered in the first nine months of 2014, versus those recorded in the same period in 2015, as a result of the foreign exchange rate change in Venezuela.

Year-to-date, the Company reported a consolidated net loss of $57.2 million, down from a loss of $119.4 million in the first nine months of 2014. The variance reflects lower Other Operating Expenses (having incurred impairment charges and inventory write downs last year due to the transition to a weaker FX rate in Venezuela), combined with lower FX losses and interest and tax expenses.

Excluding the Venezuelan operation, the Company’s revenues decreased by 12.2%, but increased by 8.2% on an organic basis. Adjusted EBITDA declined by 22.9%, as reported, and increased by 0.7%, on an organic basis. The reported Adjusted EBITDA margin contracted by almost 90 basis points to 6.3%, as leverage in Payroll and Occupancy and Other Operating expenses was more than offset by higher F&P and G&A as a percentage of revenues.

Quarter Highlights & Recent Developments

Real Estate Asset Monetization

The Company engaged CB Richard Ellis to conduct a process for the re-development or sale of a limited number of properties in Mexico. During October 2015, the Company entered into an agreement to sell one of its restaurant locations in Mexico City, which will be relocated.

Re-Franchising of Company-operated Restaurants

As of the date of this announcement, the Company has entered into agreements to re-franchise more than twenty of its Company-operated, Brazilian restaurants. In addition to these agreements, the Company is making headway on other re-franchising negotiations in Brazil and has also initiated re-franchising plans in a few of its other markets.

G&A Reduction

The Company recently implemented a restructuring plan in its country, divisional and corporate structures. This adjustment is expected to generate an annualized reduction in G&A expenses of at least $20.0 million in constant currency, achieving its 10% G&A reduction target in absolute US dollar terms set in March this year. The Company expects to record a one-time restructuring charge of up to $15.0 million during the fourth quarter of 2015.

Appointment of New Brazil Division Head and VP of Supply Chain

Effective November 1, 2015, Paulo Camargo became President of the Brazil Division. He replaced José Valledor, who was promoted to Vice President of Supply Chain. Please refer to the Company’s 6-K filing on October 7, 2015 for more details on these management changes.

Purchase of Class A shares by the Executive Chairman

Between the weeks of August 17 and August 31, 2015, Woods Staton, the Company’s Executive Chairman, bought an additional 2,503,349 Class A shares, bringing his total holding to 6,535,773 shares. In addition to the Class A shares, Woods Staton holds 80,000,000 Class B shares.

Revolving Credit Facility with J.P. Morgan

On August 31, 2015, effective as of October 1, 2015, the Company entered into a revolving credit facility with JPMorgan Chase Bank, N.A, for up to $25 million maturing on October 1, 2016. Each loan made under this agreement will bear interest at an annual rate equal to LIBOR plus 2.25%. Under the agreement, the Company will be required to comply with a consolidated net indebtedness to Adjusted EBITDA ratio no greater than 3.5x on the last day of any quarter. For more details, please refer to the Company’s Financial Statements (6-K) filed today with the S.E.C.

CAD Hedge

The Company is exposed to stock price risk related to the Long-Term Incentive Plan as the underlying liability is tied to the Company’s stock price. As the Company’s stock price changes, such liability is adjusted and the impact is recorded on the Company’s consolidated statement of income within “General and administrative expenses”. On August 13, 2012 the Company entered into a total equity return swap agreement with Goldman Sachs International in order to minimize earnings volatility related to this risk, which was renewed twice and matured on September 12, 2015. For more details please refer to the Company’s Financial Statements (6-K) filed today with the S.E.C.

Investor Relations Contact Daniel Schleiniger Arcos Dorados – IR Director daniel.schleiniger@ar.mcd.com +54 11 4711 2287 www.arcosdorados.com/ir	Media Contact MBS Value Partners Katja Buhrer katja.buhrer@mbsvalue.com +1 917 969 3438

Definitions:

Systemwide comparable sales: growth refers to the change, measured in constant currency, in our Company-operated and franchised restaurant sales in one period from a comparable period for restaurants that have been open for thirteen months or longer. While sales by our franchisees are not recorded as revenues by us, we believe the information is important in understanding our financial performance because these sales are the basis on which we calculate and record franchised revenues, and are indicative of the financial health of our franchisee base.

Constant currency: basis refers to amounts calculated using the same exchange rate over the periods under comparison to remove the effects of currency fluctuations from this trend analysis.

Organic: To better discern underlying business trends, this release uses non-GAAP financial measures that segregate year-over-year growth into three categories: (i) currency translation, (ii) special items and (iii) organic growth. (i) Currency translation reflects the impact on growth of the appreciation or depreciation of the local currencies in which we conduct our business against the US dollar (the currency in which our financial statements are prepared). (ii) Special items include the impact of events that management does not consider part of the underlying performance of the business. (iii) Organic growth reflects the underlying growth of the business excluding the effect from currency translation and special items.

About Arcos Dorados

Arcos Dorados is the world’s largest McDonald’s franchisee in terms of systemwide sales and number of restaurants, operating the largest quick service restaurant chain in Latin America and the Caribbean. It has the exclusive right to own, operate and grant franchises of McDonald’s restaurants in 20 Latin American and Caribbean countries and territories, including Argentina, Aruba, Brazil, Chile, Colombia, Costa Rica, Curaçao, Ecuador, French Guyana, Guadeloupe, Martinique, Mexico, Panama, Peru, Puerto Rico, St. Croix, St. Thomas, Trinidad & Tobago, Uruguay and Venezuela. The Company operates or franchises 2,122 McDonald’s-branded restaurants with over 90,000 employees serving more than 4 million customers a day, as of September 30, 2015. Recognized as one of the best companies to work for in Latin America, Arcos Dorados is traded on the New York Stock Exchange (NYSE: ARCO). To learn more about the Company, please visit the Investors section of our website: www.arcosdorados.com

Cautionary Statement on Forward-Looking Statements

This press release contains forward-looking statements. The forward-looking statements contained herein include statements about the Company’s business prospects, its ability to attract customers, its affordable platform, its expectation for revenue generation and its outlook and guidance for 2015. These statements are subject to the general risks inherent in Arcos Dorados' business. These expectations may or may not be realized. Some of these expectations may be based upon assumptions or judgments that prove to be incorrect. In addition, Arcos Dorados' business and operations involve numerous risks and uncertainties, many of which are beyond the control of Arcos Dorados, which could result in Arcos Dorados' expectations not being realized or otherwise materially affect the financial condition, results of operations and cash flows of Arcos Dorados. Additional information relating to the uncertainties affecting Arcos Dorados' business is contained in its filings with the Securities and Exchange Commission. The forward-looking statements are made only as of the date hereof, and Arcos Dorados does not undertake any obligation to (and expressly disclaims any obligation to) update any forward-looking statements to reflect events or circumstances after the date such statements were made, or to reflect the occurrence of unanticipated events.

Use of Non-GAAP Financial Measures

In addition to financial measures prepared in accordance with the general accepted accounting principles (GAAP), within this press release and the accompanying tables, we use a financial measure titled ‘Adjusted EBITDA’. We use Adjusted EBITDA to facilitate operating performance comparisons from period to period. Adjusted EBITDA is defined as our operating income plus depreciation and amortization plus/minus the following losses/gains included within other operating expenses, net and within general and administrative expenses in our statement of income: gains from sale or insurance recovery of property and equipment, write-offs of property and equipment, impairment of long-lived assets, one-time expenses related to G&A optimization plan, stock-based compensation in connection with the Company’s initial public listing, and the ADBV Long-Term Incentive Plan incremental compensation from modification.

We believe Adjusted EBITDA facilitates company-to-company operating performance comparisons by backing out potential differences caused by variations such as capital structures (affecting net interest expense and other financial charges), taxation (affecting income tax expense) and the age and book depreciation of facilities and equipment (affecting relative depreciation expense), which may vary for different companies for reasons unrelated to operating performance.

Third Quarter & First Nine Months 2015 Consolidated Results

(In thousands of U.S. dollars, except per share data)

Figure 9. Third Quarter & First Nine Months 2015 Consolidated Results (In thousands of U.S. dollars, except per share data)
	For Three-Months ended		For Nine-Months ended
	September 30,		September 30,
	2015	2014	2015	2014
REVENUES
Sales by Company-operated restaurants	724,326	868,775	2,196,499	2,628,220
Revenues from franchised restaurants	29,369	35,245	91,255	109,216
Total Revenues	753,695	904,020	2,287,754	2,737,436
OPERATING COSTS AND EXPENSES
Company-operated restaurant expenses:
Food and paper	(256,781)	(298,825)	(776,799)	(933,194)
Payroll and employee benefits	(152,188)	(183,926)	(466,256)	(565,727)
Occupancy and other operating expenses	(205,833)	(252,516)	(632,388)	(756,761)
Royalty fees	(36,601)	(46,152)	(111,901)	(128,665)
Franchised restaurants - occupancy expenses	(12,961)	(15,337)	(42,051)	(46,434)
General and administrative expenses	(62,342)	(63,832)	(195,488)	(208,407)
Other operating expenses, net	(6,151)	(8,754)	(22,742)	(81,075)
Total operating costs and expenses	(732,857)	(869,342)	(2,247,625)	(2,720,263)
Operating income	20,838	34,678	40,129	17,173
Net interest expense	(14,482)	(18,990)	(47,679)	(54,799)
(Loss) gain from derivative instruments	(97)	(117)	(222)	(65)
Foreign currency exchange results	(27,939)	(7,236)	(47,951)	(63,134)
Other non-operating income (expense), net	(18)	(258)	(182)	(749)
Income (loss) before income taxes	(21,698)	8,077	(55,905)	(101,574)
Income tax benefit expense	(14,134)	(7,656)	(1,077)	(17,619)
Net income (loss)	(35,832)	421	(56,982)	(119,193)
Less: Net income attributable to non-controlling interests	(92)	(181)	(202)	(183)
Net income (loss) attributable to Arcos Dorados Holdings Inc.	(35,924)	240	(57,184)	(119,376)
(Loss) earnings per share information ($ per share):
Basic net income per common share	$ (0.17)	$ 0.00	$ (0.27)	$ (0.57)
Weighted-average number of common shares outstanding-Basic	210,537,949	210,215,076	210,401,634	210,067,740
Adjusted EBITDA Reconciliation
Operating income	20,838	34,678	40,129	17,173
Depreciation and amortization	27,399	29,543	83,259	86,927
Operating charges excluded from EBITDA computation	2,709	1,837	10,465	54,238
Adjusted EBITDA	50,946	66,058	133,853	158,338
Adjusted EBITDA Margin as % of total revenues	6.8%	7.3%	5.9%	5.8%

Third Quarter & First Nine Months 2015 Results by Division

(In thousands of U.S. dollars)

Figure 10. Third Quarter & First Nine Months 2015 Consolidated Results by Division (In thousands of U.S. dollars)
	3Q				YTD
	Three-Months ended		% Incr.	Constant	Nine-Months ended		% Incr.	Constant
	September 30,		/	Currency	September 30,		/	Currency
	2015	2014	(Decr)	Incr/(Decr)%	2015	2014	(Decr)	Incr/(Decr)%
Revenues
Brazil	311,815	460,888	-32.3%	4.3%	1,028,589	1,348,590	-23.7%	4.2%
Caribbean	96,152	120,640	-20.3%	14.5%	292,860	467,035	-37.3%	16.7%
NOLAD	93,451	97,497	-4.1%	7.3%	271,217	286,859	-5.5%	3.2%
SLAD	252,277	224,995	12.1%	26.2%	695,088	634,952	9.5%	23.0%
TOTAL	753,695	904,020	-16.6%	11.4%	2,287,754	2,737,436	-16.4%	10.6%

Operating (loss) Income
Brazil	16,703	40,100	-58.3%	-37.8%	72,680	110,967	-34.5%	-12.5%
Caribbean	(4,613)	(7,406)	-37.7%	-155.9%	(27,141)	(82,893)	67.3%	112.8%
NOLAD	2,768	(819)	-438.0%	-339.9%	3,939	(4,394)	189.6%	144.6%
SLAD	27,872	18,603	49.8%	69.0%	66,059	49,353	33.9%	51.6%
Corporate and Other	(21,892)	(15,800)	38.6%	60.1%	(75,408)	(55,860)	-35.0%	-51.7%
TOTAL	20,838	34,678	-39.9%	7.2%	40,129	17,173	133.7%	480.9%

Adjusted EBITDA
Brazil	30,141	55,549	-45.7%	-17.7%	114,760	156,274	-26.6%	-0.8%
Caribbean	3,412	2,411	41.5%	342.6%	2,355	(11,753)	120.0%	415.2%
NOLAD	9,609	6,558	46.5%	51.6%	23,846	18,148	31.4%	33.8%
SLAD	32,223	23,206	38.9%	56.5%	79,626	64,224	24.0%	40.1%
Corporate and Other	(24,439)	(21,666)	12.8%	27.6%	(86,734)	(68,555)	-26.5%	-39.2%
TOTAL	50,946	66,058	-22.9%	13.5%	133,853	158,338	-15.5%	33.2%

Figure 11. Average Exchange Rate per Quarter*
	Brazil	Mexico	Argentina	Venezuela
3Q15	3.54	16.44	9.25	199.11
3Q14	2.28	13.12	8.30	49.98

Summarized Consolidated Balance Sheets

(In thousands of U.S. dollars)

Figure 12. Summarized Consolidated Balance Sheets (In thousands of U.S. dollars)
	September 30	December 31
	2015	2014
ASSETS
Current assets
Cash and cash equivalents	90,477	139,030
Accounts and notes receivable, net	50,822	83,003
Other current assets (1)	177,950	225,163
Total current assets	319,249	447,196
Non-current assets
Property and equipment, net	875,553	1,116,281
Net intangible assets and goodwill	49,694	57,864
Deferred income taxes	72,949	75,319
Other non-current assets (2)	92,324	98,120
Total non-current assets	1,090,520	1,347,584
Total assets	1,409,769	1,794,780
LIABILITIES AND EQUITY
Current liabilities
Accounts payable	170,934	220,337
Taxes payable (3)	94,566	120,763
Accrued payroll and other liabilities	88,566	112,072
Other current liabilities (4)	14,464	37,580
Provision for contingencies	517	777
Financial debt (5)	211,184	49,642
Deferred income taxes	689	895
Total current liabilities	580,920	542,066
Non-current liabilities
Accrued payroll and other liabilities	17,865	18,440
Provision for contingencies	9,803	11,427
Financial debt (6)	493,662	761,080
Deferred income taxes	4,298	4,180
Total non-current liabilities	525,628	795,127
Total liabilities	1,106,548	1,337,193
Equity
Class A shares of common stock	371,857	365,701
Class B shares of common stock	132,915	132,915
Additional paid-in capital	11,090	15,974
Retained earnings	187,607	244,791
Accumulated other comprehensive losses	(400,947)	(302,467)
Total Arcos Dorados Holdings Inc shareholders’ equity	302,522	456,914
Non-controlling interest in subsidiaries	699	673
Total equity	303,221	457,587
Total liabilities and equity	1,409,769	1,794,780

(1)	Includes "Other receivables", "Inventories", "Prepaid expenses and other current assets", "Deferred income taxes", and "Collateral deposits".
(2)	Includes "Miscellaneous", "Collateral deposits", "Derivative instruments" and "McDonald´s Corporation indemnification for contingencies".
(3)	Includes "Income taxes payable" and "Other taxes payable".
(4)	Includes "Royalties payable to McDonald´s Corporation" and "Interest payable".
(5)	Includes "Short-term debt", "Current portion of long-term debt" and "Derivative instruments".
(6)	Includes "Long-term debt, excluding current portion".

Consolidated Financial Ratios

(In thousands of U.S. dollars, except ratios)

Figure 13. Consolidated Financial Ratios (In thousands of U.S. dollars, except ratios)
	September 30	December 31
	2015	2014
Cash & cash equivalents	90,477	139,030
Total Financial Debt (i)	676,616	801,205
Net Financial Debt (ii)	586,139	662,175
Total Financial Debt / LTM Adjusted EBITDA ratio	3.0	3.2
Net Financial Debt / LTM Adjusted EBITDA ratio	2.6	2.6

(i) Total financial debt includes short-term debt, long-term debt and derivative instruments (including the asset portion of derivatives amounting to $28.2 million and $9.5 million as a reduction of financial debt as of September 30, 2015 and December 31, 2014, respectively).

(ii) Total financial debt less cash and cash equivalents.